Exhibit 1

FOR IMMEDIATE RELEASE	29 October 2010

WPP

QUARTERLY TRADING UPDATE

THIRD QUARTER REPORTED REVENUES UP OVER 12%

THIRD QUARTER LIKE-FOR-LIKE REVENUE GROWTH RATE ACCELERATES TO 7.5%

REPORTED REVENUES UP OVER 6% IN FIRST NINE MONTHS

LIKE-FOR-LIKE REVENUES UP OVER 4% IN FIRST NINE MONTHS

ON COURSE TO EXCEED FULL YEAR OPERATING MARGIN TARGET

AMERICA AND TRADITIONAL MEDIA CONTINUE TO BITE BACK

INDUSTRY LEADING NEW BUSINESS PERFORMANCE

Revenue Growth – Third Quarter

In the third quarter, as shown in appendix 1, reported revenues rose by 12.2% to £2.253 billion (by 6.1% in US dollars to $3.494 billion and up 17.4% in Euros to €2.702 billion). Revenues, in constant currencies, were up 8.1%, reflecting the comparative weakness of the pound sterling against most currencies, other than the Euro. Excluding the impact of acquisitions and currency fluctuations, like-for-like revenue growth was up 7.5%, a significant and sequential improvement on the first two quarters, which showed flat revenues in quarter one and 4.7% growth in quarter two and the highest quarterly like-for-like growth rate since the fourth quarter of 2000, ten years ago. Other than June, where there was a minor rate fall, there has been sequential monthly improvement in like-for-like revenues in each month of 2010, which obviously cannot go on forever.

As shown in appendix 1, the geographical pattern of revenue growth strengthened significantly in the third quarter, pretty much across the board. The United States, which was the first region affected by the global economic crisis, has been the first to recover and in the third quarter revenues on a constant currency basis were up 9.9%, continuing this year to behave more like an emerging market than a mature one. The United Kingdom improved significantly in the third quarter, with revenues up 7.4% compared with 5.1% in quarter two and just 0.2% in quarter one. Western Continental Europe, although continuing to be the slowest growth region, showed a marked improvement, with revenues up 6.1% compared to 2.5% in quarter two and -1.1% in quarter one. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe also showed considerable improvement in the third quarter with revenues up 8.3%, well above the previous two quarters, up 3.1% in the second quarter and -1.5% in the first quarter. The Middle East was the only sub-region to show some softness with revenues down. In Asia, both Mainland China and India continue to lead the region with revenues up over 23% and almost 15% respectively.

By communications services sector, the pattern of revenue growth also strengthened almost across the board. All services sectors, but particularly the Group’s advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive) businesses saw an improvement compared with the second quarter. On a constant currency basis, advertising and media investment management revenues grew by 9.6%, with advertising over 6% and media investment management almost 15%. The Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) grew by 8.1%, again well above second quarter growth of 3.0% and 1.2% in quarter one. This improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne Worldwide, OgilvyAction, VML and Wunderman. OgilvyInteractive, VML and Wunderman are three of the seven worldwide “digital leaders”, according to the leading independent digital research firm. No other company has more than one “digital leader”.

Consumer insight revenues continued the stronger growth rate seen in the second quarter, with revenues up 6.9%, compared with 5.3% in quarter two and -0.2% in quarter one. The Group’s public relations and public affairs businesses grew by 5.1%, compared with 3.5% in quarter two and 2.8% in quarter one, with Burson-Marsteller, in particular, showing excellent growth.

Revenue Growth – Nine Months

In the first nine months of 2010, reported revenues were £6.694 billion, up 6.3% (up 5.7% in US dollars to $10.251 billion and up 10.1% in Euros to €7.818 billion). In constant currencies, revenues were up 4.5%, again reflecting the weakness of the pound sterling against most major currencies, other than the Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 4.1%.

As shown in appendix 2, on a constant currency basis, the pattern of revenue growth by region varied in the first nine months, although all regions strengthened over the period. Overall revenue growth was 8.1% in the third quarter, up significantly on the second quarter growth of 4.8% and first quarter growth of 0.5%. Geographically, as in the first half, the United States has continued to show remarkably strong growth, with constant currency revenues up 9.9% in the third quarter and 7.4% year to date. The United Kingdom also improved, with revenues up 7.4% in the third quarter and 4.2% year to date. Western Continental Europe remains the slowest grower, but as elsewhere, there was a marked improvement, with revenues up 6.1% in the third quarter and 2.5% year to date. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe revenues were up 8.3% in the third quarter and 3.4% year to date.

By communications services sector, although again the pattern of growth varied, revenues strengthened across all sectors, but with a more marked improvement in the Group’s advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive) businesses in the third quarter. On a constant currency basis, advertising and media investment management is showing the strongest growth, with year to date revenues up 5.2%, with all other sectors showing similar year to date growth of around 4%.

Additional information is provided in appendices 3 to 6, showing the third quarter and nine months revenue and revenue growth in reportable US dollars and Euros, to allow for better comparison with a number of our competitors, which report in these currencies.

New Business

Net new business billings of £880 million ($1.409 billion) were won during the third quarter. Net new business billings won in the first nine months of 2010 were £2.994 billion ($4.791 billion), up over 50% on last year’s comparative performance. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and ranking first in the three new business league tables, reflecting relative competitive strength.

Current Trading

At the half year, headline operating margins improved 2.3 margin points to 10.3% compared with 8.0% in the first half of 2009. Operating margins, before short and long-term incentives and the cost of share-based incentives, were 13.1%, up 3.7 margin points compared with 9.4% last year. Operating margins, both before and after incentives, also improved over last year in the third quarter, despite significantly tougher comparatives. As a result, our full year margins should exceed the Group’s margin target of 1.0 margin point improvement.

Headcount, as also noted in the Group’s first-half results, has grown during 2010 as the Group’s operating companies become more confident about clients’ increasing investments in branding and following the 12% point-to-point fall in the number of people in the Group in 2009. On a like-for-like basis, the number of people in the Group (excluding associates) at 30 September was 102,759, compared with 99,303 at 31 December 2009, an increase of 3.5%. On the same basis, average headcount in the first nine months was 100,686, compared with 107,761 in the first nine months of last year, a decrease of 6.6%. Like-for-like revenues in the first nine months were up 4.1%.

The first nine months of 2010 have seen a significant recovery in revenue growth and profitability, with sequential improvement in like-for-like revenue growth in all months bar one and in all quarters. The United States has recovered much more strongly than anticipated, with a dramatic turnaround from almost -6% in like-for-like revenue growth in the fourth quarter of 2009, to 4% in the first quarter of 2010, 8% in the second quarter and almost 10% in the third quarter. Traditional advertising has also recovered sharply, with an increasing trend in the first nine months, advertising and media investment management moving from almost -10%, to almost -1%, to 6% and to 9% in the same quarters. America and traditional media continue to bite back.

This continuing overall improvement is most welcome, particularly after the brutality of a post-Lehman 2009. Calendar 2010 looks set fair with a good fourth quarter in prospect, particularly as most of our clients budget on a calendar year basis. Forecasts of global GNP growth by the World Bank and others for 2011 seem to be at similar levels as in 2010, at around 4% or more. However, companies, our clients, have continuing concerns about Eurozone contagion and American consumer demand, deficit reduction, increased taxation, currency wars and protectionism at election time. Clients seem to be worried by these increasing levels of uncertainty, focussing as a result on higher growth markets like the BRICs, Next 11 or CIVETS, on talent shortages, despite relatively high levels of unemployment (particularly youth unemployment) and corporate social responsibility – green is still golden. In these circumstances, operating budgets of even the biggest companies are being delayed until the mist or fog of uncertainty may clear, perhaps after the November mid-term elections in the United States and clients continue to focus on effectiveness, efficiency and liquidity. We are just starting to make our annual revisions to our three year plans and prepare our budgets, but preliminary indications are that our operating companies believe like-for-like revenue growth in 2011 may be more similar to 2010, despite the parent company’s earlier feeling of 0-2% growth.

It seems difficult to believe that the United States will continue to behave like an emerging market – growing this year, so far, for us at 8%, whilst GNP grows at 2%, although advertising as a proportion of GNP did fall to 1970-levels in 2009. In any event, it is possible that any slackening of the United States growth rate that we see, could be compensated by growth in Asia Pacific (ex-Japan), Latin America, Africa and the Middle East and Central and Eastern Europe. Thomson Reuters’ Sandra Dawson’s LUV-shaped world recovery analogy will still be appropriate, but with a LuVVy-shaped early stage modification this year. Western Europe remains and probably will remain more of a slog.

Balance Sheet and Cash Flow

Average net debt in the first nine months of 2010 was £3.148 billion, compared to £3.436 billion in the comparable period last year, at 2010 average exchange rates, a decrease of £288 million. Net debt at 30 September 2010 was £2.954 billion, against £3.392 billion at the same time last year, at 2010 average exchange rates, a decrease of £438 million. The Board continues to examine ways of deploying its EBITDA, (of over £1.4 billion or over $2.1 billion for the preceding twelve months) and substantial free cash flow (of over £800 million or approximately $1.2 billion per annum, also for the previous twelve months), to enhance share owner value. The net debt to EBITDA ratio looks like it will improve to approximately 2x by the end of the year, a year ahead of the schedule mentioned at the time of the acquisition of Taylor Nelson Sofres plc (“TNS”) in October 2008. At the time of the TNS transaction, it was also announced that for the following two years, acquisitions would be limited up to £100 million per annum, the Group’s share buy-back programme would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt, whilst the net debt to EBITDA remained well above 2x.

In the first nine months of 2010, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in Poland, Israel, Brazil and Colombia; on public relations and public affairs in Germany and Poland; on direct, digital and interactive in the United States, the United Kingdom, Germany and Brazil; and on healthcare in the United States, the United Kingdom and the Czech Republic.

The company continues to focus on examining the relative merits of dividends and share buy-backs and following the strong first half results, re-instituted an increase in dividend with a 15% increase in the first interim dividend, the upper limit committed to at the time of the TNS acquisition. In the first nine months, 4.5 million shares were purchased at a cost of £28.6 million and an average price of £6.42 per share.

Future Objectives

As stability and growth have returned, and the possibility of a worldwide “double-dip” recession has faded, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15% per annum; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue/gross margin growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging stronger creative standards and co-operation among Group companies. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe (including the BRICs and Next 11), revenues and digital revenues are both now approaching 30% each of our total revenues, which this year will be moving towards $15 billion. We will be considering shortly an increase in our current targets of one-third of revenues coming from these geographic and services sectors. Given these industry trends, our strategic focus is now centred, not only on strategic planning, creative execution and distribution, but on the application of technology and analysis of data, to the benefit of our clients and people.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	+ 44 207-408-2204
Feona McEwan	)

Fran Butera		+ 1 212-632-2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2010

	Revenue	Revenue	Revenue	Constant	Like-for-like
	2010	2009	Growth	Currency	Growth²
	£m	£m	Reported	Growth¹
			10/09	10/09	10/09
			%	%	%
Region

North America	819.5	704.5	16.3	9.6	9.3

United Kingdom	262.3	244.3	7.4	7.4	7.6

Western Continental Europe	519.5	506.4	2.6	6.1	4.7

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	651.7	552.0	18.1	8.3	7.6

Total Group	2,253.0	2,007.2	12.2	8.1	7.5

	Revenue	Revenue	Revenue	Constant	Like-for-like
	2010	2009	Growth	Currency	Growth²
	£m	£m	Reported	Growth¹
			10/09	10/09	10/09
			%	%	%
Communications Services Sector

Advertising & Media Investment Management	890.6	781.1³	14.0	9.6	9.0

Consumer Insight	581.9	529.5	9.9	6.9	6.4

Public Relations & Public Affairs	207.7	189.0	9.9	5.1	5.0

Branding & Identity, Healthcare and Specialist Communications	572.8	507.6³	12.8	8.1	7.1

Total Group	2,253.0	2,007.2	12.2	8.1	7.5

(1)	Constant currency revenue growth excludes the effect of currency movements.
(2)	Like-for-like growth excludes the impact of currency movements and the impact of acquisitions.
(3)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2010

	Revenue 2010 £m	Revenue 2009 £m	Revenue Growth Reported	Constant Currency Growth¹	Like-for-like Growth²
			10/09	10/09	10/09
			%	%	%
Region

North America	2,427.8	2,246.7	8.1	6.9	7.0

United Kingdom	785.4	753.6	4.2	4.2	4.4

Western Continental Europe	1,640.4	1,637.7	0.2	2.5	1.3

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,840.3	1,657.9	11.0	3.4	3.0

Total Group	6,693.9	6,295.9	6.3	4.5	4.1

	Revenue 2010 £m	Revenue 2009 £m	Revenue Growth Reported	Constant Currency Growth¹	Like-for-like Growth²
			10/09	10/09	10/09
			%	%	%
Communications Services Sector

Advertising & Media Investment Management	2,636.7	2,453.6³	7.5	5.2	5.0

Consumer Insight	1,744.4	1,653.4	5.5	4.0	3.7

Public Relations & Public Affairs	624.7	592.5	5.4	3.8	3.0

Branding & Identity, Healthcare and Specialist Communications	1,688.1	1,596.4³	5.7	4.1	3.6

Total Group	6,693.9	6,295.9	6.3	4.5	4.1

(1)	Constant currency revenue growth excludes the effect of currency movements.
(2)	Like-for-like growth excludes the impact of currency movements and the impact of acquisitions.
(3)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 30 September 2010

	Revenue 2010 $m	Revenue 2009 $m	Revenue Growth Reported 10/09%
Region

North America	1,270.8	1,156.2	9.9

United Kingdom	407.0	400.8	1.5

Western Continental Europe	805.6	830.7	-3.0

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,010.9	905.8	11.6

Total Group	3,494.3	3,293.5	6.1

	Revenue 2010 $m	Revenue 2009 $m	Revenue Growth Reported 10/09%
Communications Services Sector

Advertising & Media Investment Management	1,381.3	1,281.1¹	7.8

Consumer Insight	902.3	868.8	3.9

Public Relations & Public Affairs	322.2	310.2	3.9

Branding & Identity, Healthcare and Specialist Communications	888.5	833.4¹	6.6

Total Group	3,494.3	3,293.5	6.1

(1)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.

Appendix 4: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2010

	Revenue 2010 $m	Revenue 2009 $m	Revenue Growth Reported 10/09%
Region

North America	3,718.4	3,454.6	7.6

United Kingdom	1,203.8	1,161.3	3.7

Western Continental Europe	2,511.2	2,520.9	-0.4

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,817.5	2,559.3	10.1

Total Group	10,250.9	9,696.1	5.7

	Revenue 2010 $m	Revenue 2009 $m	Revenue Growth Reported 10/09%
Communications Services Sector

Advertising & Media Investment Management	4,036.6	3,777.4¹	6.9

Consumer Insight	2,670.6	2,547.9	4.8

Public Relations & Public Affairs	957.2	912.0	5.0

Branding & Identity, Healthcare and Specialist Communications	2,586.5	2,458.8¹	5.2

Total Group	10,250.9	9,696.1	5.7

(1)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.

Appendix 5: Revenue and revenue growth by region and communications services sector in Reportable Euros

3 months ended 30 September 2010

	Revenue	Revenue	Revenue
	2010	2009	Growth
	€m	€m	Reported
			10/09
			%
Region

North America	984.4	808.2	21.8

United Kingdom	314.5	280.1	12.3

Western Continental Europe	621.3	580.1	7.1

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	781.8	633.0	23.5

Total Group	2,702.0	2,301.4	17.4

	Revenue	Revenue	Revenue
	2010	2009	Growth
	€m	€m	Reported
			10/09
			%
Communications Services Sector

Advertising & Media Investment Management	1,068.0	894.9¹	19.3

Consumer Insight	697.7	607.2	14.9

Public Relations & Public Affairs	249.2	216.8	14.9

Branding & Identity, Healthcare and Specialist Communications	687.1	582.5¹	18.0

Total Group	2,702.0	2,301.4	17.4

(1)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.

Appendix 6: Revenue and revenue growth by region and communications services sector in Reportable Euros

9 months ended 30 September 2010

	Revenue	Revenue	Revenue
	2010	2009	Growth
	€m	€m	Reported
			10/09
			%
Region

North America	2,838.2	2,533.2	12.0

United Kingdom	916.5	850.3	7.8

Western Continental Europe	1,910.9	1,847.1	3.5

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,151.9	1,871.8	15.0

Total Group	7,817.5	7,102.4	10.1

	Revenue	Revenue	Revenue
	2010	2009	Growth
	€m	€m	Reported
			10/09
			%
Communications Services Sector

Advertising & Media Investment Management	3,079.8	2,767.1¹	11.3

Consumer Insight	2,037.1	1,865.8	9.2

Public Relations & Public Affairs	729.2	668.2	9.1

Branding & Identity, Healthcare and Specialist Communications	1,971.4	1,801.1¹	9.5

Total Group	7,817.5	7,102.4	10.1

(1)	In 2010 some rmg revenues have been included with JWT’s advertising businesses and so 2009 comparatives have been restated.